                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934


                            Penn Virginia Corporation
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                                (Name of Issuer)

                     Common Stock, par value $6.25 per share
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                         (Title of Class of Securities)

                                    707882106
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                                 (CUSIP Number)

                            Thomas Boone Pickens, Jr.
                            260 Preston Commons West
                                8117 Preston Road
                               Dallas, Texas 75225
                                 (214) 265-4165
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 5, 2002
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Please Send Copies of Notices and Communications to:

                             Taylor H. Wilson, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5615

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                                  SCHEDULE 13D


CUSIP No. 707882106                                               Page 2 of 5
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      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BP Capital Energy Equity Fund, L.P., a Delaware limited partnership
                       75-2948254
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                       (b) [ ]

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      3       SEC USE ONLY


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      4       SOURCE OF FUNDS

                       WC/OO
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)    [ ]

                       N/A
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
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                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   537,740
          BENEFICIALLY            ----------------------------------------------
            OWNED BY                  8      SHARED VOTING POWER
              EACH
            REPORTING                                 0
              PERSON              ----------------------------------------------
              WITH:                   9      SOLE DISPOSITIVE POWER

                                                      537,740
                                  ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
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      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              673,322
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES       [ ]

              N/A
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.6% (1)
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      14      TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------


 (1) Based on a total of 8,917,553 Shares outstanding on May 14, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002.

CUSIP No. 707882106                                              Page 3 of 5
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      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        BP Capital Energy Equity International Holdings I, L.P., a Delaware limited partnership
                        75-2958603
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC/OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)    [ ]

                       N/A
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
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                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   135,582
          BENEFICIALLY            ----------------------------------------------
            OWNED BY                  8      SHARED VOTING POWER
              EACH
           REPORTING                                  0
             PERSON               ----------------------------------------------
             WITH:                    9      SOLE DISPOSITIVE POWER

                                                      135,582
                                  ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              673,322
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES       [ ]

              N/A
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.6% (1)
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

 (1) Based on a total of 8,917,553 Shares outstanding on May 14, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002.

         This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on March 6, 2002 (the "Original Filing"), as amended on June 25, 2002, and July 17, 2002, by BP Capital Energy Equity Fund, L.P. ("Energy") and BP Capital Energy Equity International Holdings I, L.P. ("International"), by furnishing the information set forth below. Energy and International are collectively referred to in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein, which are not defined herein, have the meanings given to them in the Original Filing, as amended.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented to add the following:

         Following an extensive review of the feasibility of making another proposal to acquire all or a substantial portion of the equity in the Issuer, the Filing Persons have concluded not to pursue an acquisition transaction at this time.

         The Filing Persons intend to continue to review on a regular basis their investment in the Issuer. Depending upon the factors discussed below and any other factors that are or become relevant, the Filing Persons may acquire additional Shares in open market or privately negotiated transactions; may sell all or part of their Shares in open market or privately negotiated transactions; may recommend to management of the Issuer one or more transactions involving the sale of all or a part of the equity interest in the Issuer; may make to the management of the Issuer a proposal for acquisition by a third party of all or a part of the equity interest in the Issuer; may distribute Shares to various of their partners; or may engage in any combination of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals, distributions or other transactions may be made at any time without additional prior notice.

         Any alternative that the Filing Persons might pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic and industry conditions, the availability and forms of financing, other investment and business opportunities available to the Filing Persons, general stock market and economic conditions, tax considerations and other factors.

         Although the foregoing reflects activities presently contemplated by the Filing Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Filing Persons will take any of the actions set forth above. Except as set forth above, the Filing Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 5, 2002


                             BP CAPITAL ENERGY EQUITY FUND, L.P.

                             By:      BP Capital Management, L.P., its general
                                      partner
                             By:      TBP Investments Management LLC, its
                                      general partner



                                      By:         /s/ Robert L. Stillwell
                                               ---------------------------------
                                      Name:    Robert L. Stillwell
                                      Title:   Managing Director



                             BP CAPITAL ENERGY EQUITY INTERNATIONAL HOLDINGS I, L.P.

                             By:      BP Capital Management, L.P., its general
                                      partner
                             By:      TBP Investments Management LLC, its
                                      general partner



                                      By:         /s/ Robert L. Stillwell
                                               ---------------------------------
                                      Name:    Robert L. Stillwell
                                      Title:   Managing Director